EXHIBIT 21

LIST OF SUBSIDIARIES OF THE REGISTRANT

Company	State of Incorporation or Registration
Walker & Dunlop Multifamily, Inc.	Delaware
Walker & Dunlop, LLC	Delaware
W&D Interim Lender LLC	Delaware
W&D Interim Lender II LLC	Delaware
Walker & Dunlop Capital, LLC	Massachusetts
W&D Interim Lender III, Inc.	Delaware
W&D Interim Lender IV, LLC	Delaware
W&D Interim Lender V, Inc.	Delaware
Walker & Dunlop Investment Sales, LLC	Delaware